NEWS RELEASE
Kelso Technologies Inc.	May 6, 2026

Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 31, 2026

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"),(TSX: KLS) reports that the Company has released the interim financial statements and Management Discussion and Analysis for the quarter ended March 31, 2026.

The interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's interim financial statements and MD&A for the quarter ended March 31, 2026 were approved by the Board of Directors on May 6, 2026.

HIGHLIGHTS:

  Q1 2026 reflected a transitional quarter in which the Company maintained its core customer relationships, preserved balance sheet strength, advanced the wind-down of legacy operations, and executed an orderly senior leadership succession, leaving the rail tank car equipment business well-positioned for the remainder of fiscal 2026.
  In the face of industry forecasts indicating that North American tank car deliveries will decline by more than 20% in 2026 relative to fiscal 2025, management is executing a focused strategy centered on revenue diversification, market share expansion, and disciplined cost management. The Company expects that the first quarter of 2026 will represent the operational trough for the fiscal year. Order flow and operational momentum have strengthened materially entering the second quarter, and management is encouraged by the early indicators of performance recovery.
  The Company maintained a solid financial position at March 31, 2026, with total assets of $5,504,516, shareholders' equity of $4,245,438, working capital of $2,139,491, and $750,000 availability on the company's $1 million line of credit.
  Quarterly revenue of $1,749,058 and gross margin of 37% reflected reduced customer order volume against a substantially fixed cost base; the Company recognized a net loss from continuing operations of $427,070 ($0.01 net loss per share) and ended the period with cash of $209,459 and accounts receivable of $860,751, providing near-term liquidity coverage of operating commitments.
  Operating expenses of $1,079,633 included elevated and substantially non-recurring accounting, legal, consulting, and filing fees of $256,577 (Q1 2025: $104,690), associated with completion of the FY2025 audit and the related continuous disclosure cycle. Employee benefit expenses of $664,359 (Q1 2025: $663,838) remained substantially flat year-over-year, reflecting management's commitment to maintaining the Company's operational capacity through the cyclical industry downturn while preserving the engineering and production workforce required to support the anticipated recovery in tank car builds in 2027 and 2028.

  The Company preserved a clean and undiluted capital structure, with 55,300,085 common shares outstanding, no new share issuances during the period, no stock options outstanding, and only 203,329 unvested restricted share units remaining.
  The wind-down of the KIQ X discontinued operations is substantially complete, with the loss from discontinued operations narrowing materially to $3,917 from $92,645 in Q1 2025, allowing management to focus exclusively on the rail tank car equipment segment.
  Subsequent to quarter-end, the Board effected an orderly senior leadership succession on April 16, 2026. Jesse Crews was appointed Chief Executive Officer, supported by an Office of the CEO comprising the continuing Chief Operating Officer, Amanda Smith, and Chief Financial Officer, Sameer Uplenchwar. Mark Temen was appointed Lead Director. Paul Cass rejoined the Board as an Independent Director, and together with Laura Roach and Mark Temen continues the Board's complement of three knowledgeable independent directors, providing continuity of governance oversight through the leadership transition. The Company's previously disclosed financial guidance and strategic direction remain unchanged.
  The primary focus for the remainder of FY2026 will be maintaining cost discipline and launching the new Angle Valve, as the company prepares for the projected increase in new tank car builds starting in 2027/2028.
  Management is continuing to focus its attention on increasing shareholder value by diversifying the Company's product offering, building new strategic partnerships, and identifying opportunities for vertical integration in 2026. The Company maintains a disciplined approach to capital allocation, prioritizing the reinvestment of capital in the operating business and the evaluation of strategic transactions that support long-term growth objectives, while continuing to consider the full range of capital allocation alternatives available to the Company.

SUMMARY OF FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 & 2025

Three Months Ended March 31	2026	2025
Revenues	$1,749,058	$3,158,074
Gross Profit	$651,733	$1,409,754
Gross profit margin	37%	45%
Expenses including non-cash items	$1,079,633	$904,772
Net income (loss)	($430,987)	$412,337
Basic/Diluted earnings (loss) per share - continuing ops	($0.01)	$0.01
Basic/Diluted earnings (loss) per share - discontinued ops	($0.00)	($0.00)
Non-cash expenses	$0	($165)
Adjusted EBITDA (loss) *	($439,138)	$412,172

Liquidity and Capital Resources
Working capital	$2,139,491	$2,570,415
Cash	$209,459	$417,188
Accounts receivable	$860,751	$1,596,583
Net Equity	$4,245,438	$4,641,365
Total assets	$5,504,516	$6,877,978
Weighted Average Basic/Diluted Common shares outstanding	55,300,085	55,160,086

2026-Q1 Kelso Financials Summary	2

Three Months Ended March 31	2026	2025
Net Income (Loss)	($430,987)	$412,337
Unrealized foreign exchange loss (gain)	($16,639)	($105,794)
Amortization	$3,741	$3,741
Income Taxes	$0	$0
Loss from discontinued operations	$3,917	$92,645
Other Miscellaneous Income (loss)	$830	$9,243
Adjusted EBITDA (loss) *	($439,138)	$412,172

(*) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the first quarter ended March 31, 2026 and 2025

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2026 the Company had cash on deposit in the amount of $209,459, accounts receivable of $860,751 prepaid expenses of $66,791 and inventory of $2,261,568 compared to cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 as at December 31, 2025. The Company had income tax payable of $92,104 at March 31, 2026 compared to $92,104 at December 31, 2025.

The working capital position of the Company as at March 31, 2026 was $2,139,491 compared to $2,541,625 as at December 31, 2025. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,504,516 as at March 31, 2026 compared to $5,469,476 as at December 31, 2025. Net assets of the Company were $4,245,438 as at March 31, 2026 compared to $4,676,425 as at December 31, 2025.

As at March 31, 2026, the company had drawn down $250,000 on the line of credit and has $750,000 available borrowing capacity. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At March 31, 2026, the WSJ Prime Rate was 6.75%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

Kelso Technologies Inc. entered fiscal 2026 from a position of renewed profitability, having delivered its first full year of profitable operations since fiscal 2020 with FY2025 net income from continuing operations of $547,157 (with a $99,760 loss from discontinued operations, resulting in total comprehensive net income of $447,397) on gross revenue of $10.78 million. The first quarter of fiscal 2026 represents a transitional period in which the Company is advancing a deliberate strategy to navigate a cyclical industry downturn while positioning for the anticipated recovery in new tank car builds commencing in 2027 and 2028. Against industry forecasts indicating that North American tank car deliveries will decline by more than 20% in 2026 relative to fiscal 2025, management is executing a focused strategy centered on revenue diversification, market share expansion, and disciplined cost management. The Company expects that the first quarter of 2026 will represent the operational trough for the fiscal year, with order flow and operational momentum having strengthened materially entering the second quarter.

2026-Q1 Kelso Financials Summary	3

Operational efficiency and cost discipline remain foundational to Kelso's strategy. In the first quarter of fiscal 2026, employee benefit expenses of $664,359 (Q1 2025: $663,838) remained substantially flat year-over-year, reflecting management's commitment to maintaining the Company's operational capacity through the cyclical industry downturn while preserving the engineering and production workforce required to support the anticipated recovery in tank car builds in 2027 and 2028. This disciplined approach to workforce planning is consistent with the 27% reduction in total expenses achieved in fiscal 2025 and continues to position the Company to scale operating activity efficiently as order flow recovers. Reported operating expenses for the quarter of $1,079,633 included elevated and substantially non-recurring professional and filing fees of $256,577 associated with completion of the FY2025 audit and continuous disclosure cycle, which are not expected to recur at comparable levels in subsequent quarters.

Management is continuing to focus its attention on increasing shareholder value by diversifying the Company's product offering, building new strategic partnerships, and identifying opportunities for vertical integration in 2026. The Company maintains a disciplined approach to capital allocation, prioritizing the reinvestment of capital in the operating business and the evaluation of strategic transactions that support long-term growth objectives, while continuing to consider the full range of capital allocation alternatives available to the Company.

The Company's strategic focus in fiscal 2026 includes advancing full Association of American Railroads approvals for its Angle Valve and Bottom Outlet Valve, both of which remain in service trials. The principal operational priorities for the remainder of the fiscal year are the continuation of disciplined cost management and the commercial launch of the new Angle Valve, positioning Kelso to participate in the anticipated cyclical recovery in new tank car builds commencing in 2027 and 2028. These product approvals are expected to unlock new revenue streams and strengthen the Company's ability to offer comprehensive product packages to its customer base. The Company's $1.0 million revolving line of credit, of which $750,000 remains available at the date hereof, continues to provide financial flexibility to support working capital requirements and strategic initiatives as growth opportunities present themselves.

SUMMARY

Kelso Technologies Inc. is navigating a cyclical industry downturn in fiscal 2026 from a foundation of demonstrated operational improvement, disciplined cost management, and a clear diversification strategy. While the first quarter reflected reduced customer order volume and elevated non-recurring professional fees, the Company's sound financial position, clean capital structure, substantially completed wind-down of legacy operations, and orderly leadership succession collectively position Kelso to execute on its strategic priorities through the balance of the year. The Company's proactive measures - advancement of the Angle Valve and Bottom Outlet Valve approval processes, exploration of adjacent markets and vertical integration opportunities, and preservation of financial flexibility through its revolving credit facility - are aligned with the anticipated cyclical recovery in new tank car builds commencing in 2027 and 2028.

With an undiluted capital structure, strong asset base, no term debt obligations, a revolving credit facility providing working capital flexibility and a renewed focus on innovation and operational execution, Kelso remains well positioned to capitalize on industry recovery and rising demand for advanced valve technologies, with a view to driving sustainable profitability and shareholder value over the longer term.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and other transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR+ in Canada and on EDGAR in the United States.

2026-Q1 Kelso Financials Summary	4

On behalf of the Board of Directors,

Jesse Crews, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company's rail tank car equipment business is well-positioned for the remainder of fiscal 2026; North American tank car deliveries will decline by more than 20% in 2026; management will execute a strategy centered on revenue diversification, market share expansion, and disciplined cost management; the first quarter of 2026 represents the operational trough for the fiscal year; maintaining the Company's operational capacity through the cyclical industry downturn; the anticipated recovery in tank car builds in 2027 and 2028; launching the new Angle Valve in 2026; diversifying the Company's product offering and building new strategic partnerships; the Company's ability to scale operating activity efficiently as order flow recovers; advancing full Association of American Railroads approvals for its Angle Valve and Bottom Outlet Valve; product approvals are expected to unlock new revenue streams; and capitalizing on industry recovery and rising demand for advanced valve technologies. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk  on the rail industry including tariffs, high interest rates, inflation and supply chain issues may reduce or delay business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Jesse Crews	Sameer Uplenchwar	Head office:
Chief Executive Officer	Chief Financial Officer	305 - 1979 Old Okanagan Hwy,
Email: investor@kelsotech.com	Email: investor@kelsotech.com	West Kelowna, BC V4T 3A4
www.kelsotech.com

2026-Q1 Kelso Financials Summary	5